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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 3 2021

Washington DC
406

SEC FILE NUMBER	
8	44141

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2020___ AND ENDING ___12/31/2020___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V.B.C. SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___348 CLIFTON AVENUE___
(No. and Street)

___CLIFTON___   ___NJ___   ___07011___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___MARTHA PIERCE___   ___973-928-5400___
                                                            (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___WEISBERG, MOLE', KRANTZ & GOLDFARB LLP___
(Name – if individual, state last, first, middle name)

___185 CROSSWAYS PARK DRIVE___	___WOODBURY___	___NY___	___11797___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, ___MARTHA PIERCE_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___V.B.C. SECURITIES, LLC_____, as of ___31-Dec_____ 20 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___NONE_____

_____

_____

_____

Martha B Pierce
Signature

Managing Member VBC Securities, LLC
Title

STATE OF New Jersey
COUNTY OF Passaic

The foregoing instrument was acknowledged before me this 19 day of Feb, 2021, by Martha Pierce

_____   Justin Talkakjian
Notary Public's Signature   Notary Name
My Commission Expires 03/31/22

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VBC SECURITIES, LLC

Statement of Financial Condition

December 31, 2020

V.B.C. SECURITIES, LLC

Statement of Financial Condition

December 31, 2020

V.B.C. Securities, LLC
Table of Contents
December 31, 2020



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
V.B.C. Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of V.B.C Securities, LLC (a limited liability company) as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of V.B.C Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of V.B.C Securities, LLC's management. Our responsibility is to express an opinion on V.B.C Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to V.B.C Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as V.B.C Securities, LLC's auditor since 2009.

Woodbury, New York
February 12, 2021

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

V.B.C. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$	132,691
Commissions and sales fees receivable		57,421
Good faith deposit		50,666
Prepaid expenses and other		7,383
Right-of-use asset		13,027
Furniture and equipment, net of accumulated depreciation of $25,000		5,000
Goodwill		770,000
Total assets	$	1,036,188

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	23,668
Operating lease liability		13,027
Total liabilities	$	36,695
Members' equity	$	999,493
Total liabilities and members' equity	$	1,036,188

V.B.C. Securities, LLC
Notes to Financial Statement
December 31, 2020

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

V.B.C. Securities, LLC ("the Company"), a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Revenue Recognition

The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions. The Company's business consists substantially of commissions based on customer transactions and distribution fees from the sale of investment products.

Commission revenues are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Distribution fees are received up front and over time. The Company believes that its performance obligation related to distribution fees is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which is usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 12, 2021, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

V.B.C. Securities, LLC
Notes to Financial Statement
December 31, 2020

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Good Faith Deposit

At December 31, 2020 the Company maintained a Good Faith Deposit of $50,666 with its clearing broker. The entire deposit is invested in a money market fund which maintains a constant $1 per share value.

Goodwill

As part of the acquisition of the assets of the Company, goodwill was recorded based on the excess of the purchase price over the fair market value of the assets purchased. Goodwill is reviewed by the Company for potential impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. During 2020, the Company determined that no impairment has occurred.

NOTE 2 – FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided on the straight-line basis using estimated useful lives. Depreciation expense for the year amounted to $1,440.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $208,338 which was $158,338 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .11 to 1.

NOTE 4 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii).

NOTE 6 – CREDIT AND OFF BALANCE SHEET RISK

The Company receives its commission income from customer transactions on a monthly basis from its clearing brokers and, accordingly, is not exposed to credit risk. The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

NOTE 7 – RIGHT-OF-USE ASSET AND LIABILTY & COMMITMENTS AND CONTIGENCIES

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (now collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 was effective for the Company's fiscal year ending December 31, 2019. The Company has implemented the new standards and the accompanying financial statements reflect such right-of-use asset and liability based on the following operating lease terms.

NOTE 7 – RIGHT-OF-USE ASSET AND LIABILTY & COMMITMENTS AND CONTIGENCIES (continued)

The Company rents office space pursuant to a lease term expiring July 31, 2021. The lease provides for monthly rent at the rate of $2,625. The Company has the right of first refusal on lease renewal under terms to be negotiated three months prior to the expiration of the lease. Based on these terms, the Company has recorded an Operating Right-of-Use Asset and a corresponding Operating Lease Liability of $13,027 as of December 31, 2020 discounted using an interest rate of 3%.

NOTE 8 – INCOME TAXES

The Company is treated as a partnership for income tax purposes. The members of the Company are then taxed on their proportionate share of the Company's taxable income. Accordingly, the Company is not subject to income taxes.

NOTE 9 - EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a Simple IRA retirement plan upon completion of service requirements. The plan provides for matching contributions from the Company based on a percentage of the employees' contribution. During 2020, the Company's matching contributions amounted to $2,012.

NOTE 10 - FAIR VALUE MEASUREMENTS

Auditing Standards Codification 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments in securities, if any, to be valued using Level 1 inputs.



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To The Members of
V.B.C. Securities, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) V.B.C. Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which V.B.C. Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2) (ii)) (the "exemption provisions") and (2) V.B.C Securities, LLC stated that V.B.C Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. V.B.C. Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about V.B.C. Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 12, 2021

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

ANNUAL EXEMPTION REPORT
STATEMENT OF EXEMPTION FROM SEC § 240.15c3-3

VBC Securities, LLC is a registered broker-dealer subject to SEA Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5 (d) (1) and (4).

The undersigned is the chief executive officer (or equivalent officer) of VBC Securities, LLC. As required by SEC Rule 240.15c3-3, the undersigned makes the following statement based on the broker dealer's best knowledge and belief:

A.   VBC Securities, LLC is exempt from SEC Rule 240. 15c3-3 based on meeting the following exemption provisions, (the identified exemption provision is claimed based on meeting the requirements of (k) (2) (ii)).

   (k) Exemptions:

      (2) The provisions of this section shall not be applicable to a broker or dealer:

         (ii)   Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEA § 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

B.   VBC Securities, LLC has met the identified exemption provisions of SEC § 240.15c3-3(k) throughout the most recent fiscal year (December 31, 2020) without exception.

The undersigned Managing Member has consulted with the other employees, outside consultants, lawyers and accountants, to the extent deemed appropriate, in order to attest to the statements made in this report.

Martha B Pierce   _2-12-2021_

Martha Pierce - Managing Member   Dated